Tundra Gold Corp.
200 S Virginia Street
Reno, Nevada 89501
Telephone: (775) 398-3012
Facsimile: (775) 686-2401

                                                                                                                                                                                                                                          January 10, 2011

BY EDGAR AND
FACSIMILE (202) 772-9368

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Alexander Ledbetter, Esq.

Re:          Tundra Gold Corp.
Registration Statement on Form S-1A
Filed on January 7, 2011
File Number  333-169066

Dear Ms. Ledbetter:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Tundra Gold Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00pm on Wednesday, January 12, 2011, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

TUNDRA GOLD CORP. By: /s/ Gurpartap Singh Basrai Name: Gurpartap Singh Basrai Title: CEO, President and Director (Principal Executive, Financial and Accounting Officer)

By: /s/ William P. Eastwood Name: William P. Eastwood Title: Director